RULE 424(b)(3)
                                        REGISTRATION NO. 333-86615


                          PRICING SUPPLEMENT NO. 1
                    TO PROSPECTUS DATED OCTOBER 6, 1999
                     (As Supplemented October 6, 1999)


                         IBM CREDIT CORPORATION
                            MEDIUM-TERM NOTES
                            (Fixed Rate Note)
           (Due from 9 months to 30 years from date of issue)


Designation:  Fixed Rate               Original Issue Date:
  Medium Term Notes Due                  October 29, 1999
  October 29, 2001

Principal Amount:  $350,000,000         Maturity Date:
                                         October 29, 2001

Issue Price (as a percentage of        Regular Record Dates:
   Principal Amount):  99.95%            Fifteenth calendar day, whether
                                         or not a Business Day, prior to
                                         the corresponding Interest Payment
                                         Date.

Interest Rate: 6.64%                   Interest Payment Dates:
                                         Semiannually, on the 29th of April
                                         and October, commencing
                                         April 29, 2000.

                                       Redemption Provisions:  None

Commission or Discount (as             Denominations: $1,000 and
   a percentage of Principal             integral multiples of $1,000
   Amount): 0.05%                        in excess of such amount.

CUSIP:  449 22Y AR9

Form:[X] Book-Entry
     [ ] Certificated

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INTRODUCTION

     This is a Pricing Supplement. It describes the Fixed Rate Notes being issued under the Medium Note Program of IBM Credit Corporation. This document adds to, or 'supplements' the description of the Notes referred to in the accompanying Prospectus Supplement and Prospectus. It does so by providing specific information about the Notes issued in this particular transaction. This Pricing Supplement also amends the Prospectus Supplement and Prospectus to the extent that the description of the Notes in this Pricing Supplement is different from the terms which are set forth in the Prospectus Supplement and Prospectus.


INTEREST

     Interest on the Notes will be calculated based on a year of 360 days consisting of 12 months of 30 days each.

     If any payment of principal or interest is due on a day that is not a Business Day, that payment may be made on the next day which is a Business Day. No additional interest will accrue as a result of the delay in payment. For purposes of this offering, the term "Business Day" means each day on which commercial banks and foreign exchange markets settle payments in The City of New York. We have capitalized a number of terms in this document. If you do not see a definition for those terms in this document, those terms will have the meanings which we have already given to them in the Prospectus Supplement and the Prospectus.

REDEMPTION

     The Notes are not redeemable by the Company.

PLAN OF DISTRIBUTION

     The Notes will be sold to Chase Securities Inc., Credit Suisse
First Boston Corp., Goldman, Sachs & Co., Lehman Brothers Holdings Inc., Merrill Lynch, Pierce, Fenner and Smith, Inc., Morgan Stanley and Co.
and Salomon Smith Barney Inc. totaling the Issue Price set forth at the top of this Pricing Supplement. They in turn, will resell the Notes to investors at varying prices, which prices may be subject to prevailing market conditions at the time of resale.

Dated:  October 26, 1999

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